Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

March 25, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mindy Rotter and Raymond Be

Re:	Aspiriant Risk-Managed Real Asset Fund

File Nos. 333-249821, 811-23616

Dear Ms. Rotter and Mr. Be:

The following responds to the accounting comments provided via telephone on March 11, 2021 and the disclosure comment provided via telephone on March 24, 2021 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the Aspiriant Risk-Managed Real Asset Fund (the “Fund” or “Registrant”) and the accounting comments provided on March 24, 2021 to documents provided by email on March 12, 2021.1 The changes to the Fund’s disclosure discussed below will be reflected in a pre-effective amendment to the Fund’s Registration Statement.

Accounting Comments:

1. Comment: Please confirm in correspondence that the fees are the current fees.

Response: The Registrant so confirms.

2. Comment: Please explain in correspondence whether the December 31, 2019 date referred to in the Fund performance and financial statements sections of the Registration Statement is a typo and was meant to be December 31, 2020. If not, please explain in correspondence how this complies with the requirements of Regulation S-X Rule 6-11.

Response: The Registrant respectfully notes that the December 31, 2019 date is not an error but is the date of the most recent audited financial statements available for the Predecessor Fund. Due to the Predecessor Fund’s investments in limited and general partnerships, preparation of annual audited financial statements rely on the receipt of information from these partnerships, which can result in audited financial statements taking up to 180 days after the end of its fiscal year to finalize. Consequently, to comply with the requirements of Rule 6-11 under Regulation S-X, the Registrant intends to include in its Statement of Additional Information: (i) audited financial statements of the Predecessor Fund for the fiscal year ended December 31, 2019 and (ii) unaudited financial statements of the Predecessor Fund for the nine-month period ended September 30, 2020; each of which are attached hereto. Please note that the audited financial statements attached hereto do not include the report of the Predecessor Fund’s independent registered public accounting firm, but that report will be included with those financial statements in the Statement of Additional Information. The Registrant will also include the Fund’s audited financial statements dated March 5, 2021, representing the initial $100,000 seed capital, which are also attached hereto.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3. Comment: Please provide the name of the Fund’s accountant/auditor in correspondence and confirm in correspondence that all open references to the Fund’s accountant/auditor will be completed.

Response: The Registrant confirms that Cohen & Company, Ltd is the Fund’s accountant/auditor and confirms that all open references to the Fund’s and the Predecessor Fund’s accountants/auditors in the Registration Statement will be completed.

4. Comment: Please confirm in correspondence that the appropriate consents will be provided with the amendment or amendments.

Response: The Registrant confirms that the appropriate consents will be provided in an amendment to the Registration Statement.

5.  Comment: Please confirm in correspondence that all of the auditor opinions missing from the email documents provided on March 12, 2021 were or are expected to be unqualified opinions.

Response: The Registrant so confirms.

6.  Comment: Please confirm in correspondence that there are no non-qualifying assets for business development companies (“BDCs”) held by the Predecessor Fund. If yes, please confirm that such assets will be disposed of in compliance with Regulation S-X Rule 6-11(d).

Response: The Registrant confirms that there are no non-qualifying assets for BDCs held by the Predecessor Fund, as the Predecessor Fund is not invested in BDCs.

DISCLOSURE Comment:

1. Comment: The Fund’s Registration Statement notes that, simultaneous with its commencement of operations, the Predecessor Fund will reorganize with and transfer substantially all of its portfolio securities into the Fund (the “Reorganization”). Please provide an analysis of how the Reorganization will comply with the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006).

Response: The Reorganization will comply with the requirements set forth in the GuideStone Financial no-action letter as follows:

1)	The reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (which among other things, requires an independent evaluator to value any assets to be transferred for which market quotations are not readily available);
2)	The Fund will be a shell portfolio as of the time of the reorganization;
3)	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;
4)	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;
5)	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;
6)	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;
7)	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;
8)	The Investment Manager, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Investment Manager and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and
9)	The Investment Manager, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

cc:	Jaime Catalina, Securities and Exchange Commission

Jay Williamson, Securities and Exchange Commission

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